

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2022

Haogang Yang
Chief Executive Officer
Global Mofy Metaverse Ltd
No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town
Gaobeidian Township, Chaoyang District, Beijing
People's Republic of China, 100000

> **Re: Global Mofy Metaverse Ltd**
> **Registration Statement on Form F-1**
> **Filed November 23, 2022**
> **File No. 333-268553**

Dear Haogang Yang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1 filed on November 23, 2022

General

1. It appears that the last year of audited financial statements will be older than 12 months at the time of the offering. Furthermore, it appears this is the initial public offering of your shares. Accordingly, please update the last year of audited financial statements. Refer to Item 8.A.4 of Form 20-F and the corresponding instructions, which indicate that audited financial statements should generally not be older than 12 months at the time of filing but also indicate audited financial statements not older than 15 months may be permitted if a company is able to represent the following:

   · The company is not required to comply with the 12 month requirement for the age of

financial statements in any other jurisdiction outside the United States; and
· Complying with the 12 month requirement is impracticable or involves undue hardship.

If you meet the above criteria, please provide a representation from management that says you meet the criteria and file that representation as an exhibit to your registration statement. If you do not meet the criteria, please provide updated audited financial statements and related disclosures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Yarona L. Yieh